FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Public Offering of Telefónica Deutschland Holding AG	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica Group is preparing a public offering of Telefónica Deutschland Holding AG (the Company), that it is expected to take place during the fourth quarter of 2012. The Company aims to list its shares on the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

As of today, it has not yet been determined the percentage of equity to be placed in its public offering but, in any case, Telefónica Group will remain the majority shareholder of the Company.

Please see attached Press Release about Telefónica Deutschland Holding AG.

In Madrid, October 3rd, 2012.

Disclaimer:

These written materials are not an offer of securities for sale in the United States, Canada, Australia, South Africa and Japan. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The issuer or selling security holder has not and does not intend to register any securities under the US Securities Act of 1933, as amended, and does not intend to offer any securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. The securities prospectus will be available free of charge from the company, at the German offices of the Joint Global Coordinators J.P. Morgan and UBS or on the website of the Company.

Gran Vía, 28—9ª Planta—28013 Madrid

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

The securities may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (“Ley 24/1988, de 28 de Julio del Mercado de Valores”), as amended and restated and Royal Decree 1310/2005 on admission of securities to trading, public offerings and prospectuses (“Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de Julio del Mercado de Valores, en material de admission a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos”), as amended and restated, and the decrees and regulations made thereunder. The securities may not be sold, offered or distribute to persons in Spain except: (i) in circumstances which do not constitute a public offering of securities in Spain within the meaning of Article 38 of Royal Decree 1310/2005; or (ii) subject to one of the exceptions of the prospectuses requirements envisaged in article 41 of Royal Decree 1310/2005.

Gran Vía, 28—9ª Planta—28013 Madrid

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

03 October 2012

Telefónica Deutschland prepares for IPO

•	Listing on Prime Standard of the Frankfurt Stock Exchange planned in 2012

•	Strong track record of attractive growth and cash flow generation by capitalizing on demand for mobile data services

•	First half 2012 operating results and cash flow generation highlight continued growth

•	Cash dividend payable in 2013 targeted to be around €500 million

MUNICH. Telefónica Deutschland Holding AG is preparing its initial public offering. The company aims to list its shares on the regulated market (Prime Standard) of the Frankfurt Stock Exchange in 2012. Telefónica S.A. will remain the majority shareholder of Telefónica Deutschland.

“The rise of Telefónica Deutschland is based on the successful implementation of our data services strategy, our strong brand portfolio and a very high customer satisfaction. Moreover, we operate in Germany, which is one of the strongest economies in Europe and one of the largest telecommunications markets in Europe,” says René Schuster, CEO of Telefónica Deutschland. “We are convinced that an IPO will enable us to raise our profile further, and to continue the successful growth story of Telefónica Deutschland in Germany in the long term.”

Business Highlights

Telefónica Deutschland is the fastest-growing integrated telecoms network operator and the third largest telecommunications services provider in Germany based on 2011 revenue, serving approximately 25 million customer accesses as of June 30, 2012.

Telefónica Deutschland operates in Germany, one of the strongest economies in Europe. It offers an attractive customer proposition through its powerful brand portfolio, innovative data solutions, converged offers and strong distribution channels. The company aims to drive growth through leveraging its existing assets to outperform the market and increase revenue market share in the mobile market.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

Telefónica Deutschland Holding AG Georg-Brauchle-Ring 23-25 80992 München Deutschland

Sitz in München. Amtsgericht München HRB 201055.

Vorstand: René Schuster, Vorsitzender. Rachel Empey. Markus Haas.

Vorsitzender des Aufsichtsrates: Jose María Álvarez-Pallete Lopez

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

Its strong revenue growth over recent years, as well as its internal efficiency enhancement initiatives, have enabled Telefónica Deutschland to significantly increase cash flow. The company aims to keep improving OIBDA margins on the back of scale effects and efficiency improvements.

Therefore, the company intends to propose to the General Shareholders’ Meeting to be held in 2013 a cash dividend for the year ending December 31, 2012, of approximately €500 million, payable in 2013 and intends to increase the amount of dividends to be distributed in future years.

Strong position to enhance further growth

With its strong multi-brand portfolio, especially the core premium O2 brand, and high levels of customer satisfaction, Telefónica Deutschland operates as an innovative challenger in Germany. The company aims to increase its mobile market share by further leveraging its portfolio.

It also intends to monetize further the opportunity of increasing consumption of data services. Telefónica Deutschland’s early focus on data through innovative tariff solutions, smartphone shipments, and the development of converged offerings has translated into proven monetization of growth in data traffic. In the first half year of 2012, more than 90 percent of devices sold by Telefónica Deutschland have been smartphones. Moreover, the recent investment in LTE or 4G (the next generation mobile technology standard) spectrum, as well as in innovative product offerings and further digital services, are intended to further leverage this opportunity. In terms of investments, the company sees 2013 and 2014 as key years for its LTE rollout; however, it does not expect capital expenditures to exceed the levels reached in 2010 when 3G capacity was rolled out. Thereafter the company expects capital expenditures to decline to lower levels again.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

A trend emerging in the German telecommunications market is a strengthening demand for converged offerings for fixed and mobile services. Therefore, the company intends to expand its convergence strategy to increase its share of the customer wallet and to build stronger customer relations and, as a result, reduce churn. Other elements of the company’s growth strategy are new business fields such as mobile security solutions, financial services and machine-to-machine communication.

Strong Financial Profile

In 2011, Telefónica Deutschland recorded revenues of €5 billion and an operating income before depreciation and amortization (OIBDA) of €1.1 billion, corresponding to year-on-year increases in revenue of 4 percent and 5 percent in OIBDA, excluding restructuring costs in 2010.

This steady growth has continued during the first half of 2012. In this period, revenues reached €2.6 billion and OIBDA €597 million, corresponding to year-on-year increases in revenue and OIBDA of 5 percent and 12 percent, respectively.

As of September 30, 2012, Telefónica Deutschland’s net financial debt was approximately €1.1 billion. Over the medium term, Telefónica Deutschland targets a leverage ratio (Net debt/OIBDA) of below 1.0.

“Our results in the first half of 2012 prove our healthy growth,” says Rachel Empey, CFO of Telefónica Deutschland. “We intend to drive profitable growth and efficiency resulting in enhanced cash flow generation.”

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

Further information:

Telefónica Deutschland Holding AG

Press Relations

Georg-Brauchle-Ring 23-25

80992 München

Albert Fetsch, Head of External Communications

t +49 (0)89 2442- 1201

m +49(0)176 60800995

f +49 (0)89 2442- 1209

e albert.fetsch@telefonica.com

Dr. Roland Kuntze, Vice President Corporate Communications

t +49 (0)89 2442- 1201

m +49(0)179 2952494

e roland.kuntze@telefonica.com

www.telefonica.de/presse

Telefónica Deutschland is the third largest integrated telecoms operator in Germany. For the year ended December 31, 2011, the company generated revenues of €5 billion and had a market share of 16.6 percent in the German mobile services market (on the basis of subscriber numbers 2011). The company has been steadily growing its subscriber base across all business areas. As of June 30, 2012, Telefónica Deutschland served approximately 25 million customer accesses.

Telefónica Deutschland offers mobile and fixed-line services providing voice, data and value-added services to consumer and business customers. In addition, the company is one of the leading wholesale providers in Germany, offering access to its infrastructure and service capabilities to its wholesale partners. Furthermore, it has built a competitive network infrastructure and a strong spectrum position.

Telefónica Deutschland markets its products under a multi-brand strategy. It focuses on its core premium O2 brand, through which the company offers the majority of its mobile and fixed-line products and services. The company accesses additional customer groups through its secondary brands such as FONIC, netzclub, Tchibo mobil and Türk Telekom Mobile. Telefónica Deutschland targets Small offices/Home offices (SoHo) and small/medium enterprise business customers through its O2 brand, and large, national companies and multinational corporations through its Telefónica Multinational Solutions brand.

In its wholesale service business, Telefónica Deutschland offers mobile and fixed-line services to customers such as 1&1, mobilcom/debitel, Drillisch and the two major German cable operators Unitymedia/KabelBW and Kabel Deutschland. The company offers all products through a diversified distribution platform comprising direct and indirect sales channels.

Telefónica Deutschland and its brand O2 are part of the Spanish telecommunication group Telefónica S.A.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

APPENDIX:

P&L summary

EURm	2009	2010	2011	H1 2011	H1 2012
Revenue	3,746	4,826	5,036	2,440	2,554
Other Income	92	89	61	32	30
Supplies	1,360	1,906	2,047	976	1,026
Personnel	396	611	438	224	226
Other expenses	1,190	1,505	1,462	740	735

OIBDA[1]	891	893	1,149	532	597

Group fees	27	52	70	26	32

OIBDA before group fees	918	945	1.219	558	629

Depreciation and Amortization	-923	-988	-1,082	-510	-548

Operating result	-31	-95	67	22	49

Net financial expense	-2	-2	6	2	4

Result before tax	-34	-97	73	24	54

Income tax	0	-5	-2	-2	1

Result for the year	-34	-103	71	23	55

1	OIBDA contains certain fees paid to the Telefónica Group under a range of agreements at arm’s length and certain restructuring charges of €202 million recognized in 2010, and a €9 million restructuring charge recorded in 2009.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

Balance sheet summary

EURm	2009	2010	2011	H1 2012
Non-Current Assets	6,249	8,428	7,900	7,625

Goodwill	423	706	706	706
Intangible assets	2,511	3,957	3,658	3,465
Property, plant and equipment	2,896	3,348	3,119	3,035
Other non-current financial assets	6	5	6	6
Deferred tax assets	413	413	412	413
Current Assets	3,912	4,443	5,115	5,629

Inventories	73	84	70	84
Trade and other receivables	915	1,284	1,010	1,360
Other current financial assets	2,886	2,886	2,886	2,886
Cash and cash equivalents	38	189	1,149	1,299
Total Assets	10,160	12,871	13,015	13,254

Equity	9,222	11,421	11,756	11,812

Non-Current Liabilities	50	123	75	85

Current Liabilities	889	1,327	1,184	1,357

Trade payables	599	812	786	993
Other payables	193	196	187	189
Current provisions	0	182	42	22
Deferred income	97	137	170	154
Total Equity and Liabilities	10,160	12,871	13,015	13,254

Disclaimer:

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The issuer or selling security holder has not and does not intend to register any securities under the US Securities Act of 1933, as amended, and does not intend to offer any securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in these written materials, will not be accepted.

This publication constitutes neither an offer to sell nor a solicitation to buy securities. The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. The securities prospectus will be available free of charge from the company, at the German offices of the Joint Global Coordinators J.P. Morgan and UBS or on the website of the Company.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

To be released outside the United States only. Not for distribution in Canada, Australia, South Africa or Japan

Press release

The securities may not be offered or sold in Spain except in accordance with the requirements of the Spanish Securities Market Law (“Ley 24/1988, de 28 de Julio del Mercado de Valores”), as amended and restated and Royal Decree 1310/2005 on admission of securities to trading, public offerings and prospectuses (“Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de Julio del Mercado de Valores, en material de admission a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos”), as amended and restated, and the decrees and regulations made thereunder. The securities may not be sold, offered or distribute to persons in Spain except: (i) in circumstances which do not constitute a public offering of securities in Spain within the meaning of Article 38 of Royal Decree 1310/2005; or (ii) subject to one of the exceptions of the prospectuses requirements envisaged in article 41 of Royal Decree 1310/2005.

This document contains statements that constitute forward looking statements about the Company, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations, which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements, by its nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in these forward looking statements.

Note:	The financial information of Telefónica Deutschland appearing in this press release is based on the combined financial statements of Telefónica Deutschland prepared for the purposes of the IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 3rd, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors